[Letterhead of John L. Thomas, Esq.]

September18, 2008

Mr. Ryan C. Milne, Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
CF/AD 9
100 F Street N.E.
Washington D.C. 20549

Re:	UHF Incorporated
Commission File Number 000-49729

Dear Mr. Milne:

On behalf of my client UHF incorporated (the “Company”), set forth below is the Company’s proposed revised disclosure in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, (the Report”) regarding Item 8A(T) “Controls and Procedures”.

“ITEM 8A (T). Controls and Procedures

Disclosure Controls and Procedures

As of the end of the reporting period covered by this report, December 31, 2007, our Chief Executive Officer who also serves as our Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e).

Based upon that evaluation our management concluded that our disclosure controls and procedures were not effective.  In our original filing of this annual report we did not include our management’s assessment of internal control over financial reporting as of December 31, 2007.  Our management has recognized this weakness in our disclosure control and procedures and has instituted a procedure whereby the personnel involved in the preparation of our reports to the Securities and Exchange Commission will review them to determine whether a report on disclosure controls and procedures is included.

Mr. Ryan Milne

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rule 13-15(f) of the Securities Exchange Act.   Our management determined that our internal control over financial reporting was not effective on account of our failure to include such a repot on internal control over financial reporting in the original annual report filed with the Securities and Exchange Commission.  Our management has takes steps to implement a procedure whereby such a report on internal control over financial reporting is included in our annual reports.

Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Our management has instituted a procedure whereby the personnel involved in the preparation of our reports to the Securities and Exchange Commission will review them to determine whether a report on disclosure controls and procedures and an annual report on internal control over financial reporting are included.”

Also, Exhibit 31.1 will be revised as follows:

The second paragraph will read” I, Ronald Schmeiser, certify that:”
Paragraph No.1 will read “ I have reviewed this amendment No. 3 to the annual report for the fiscal year ended  December 31, 2007 on Form 10-KSB of UHF Incorporated ( the “report”);”

Once the comment process has concluded the Company will file an amended Report within two business days.  The undersigned will be out of the office on Monday September 22, 2008, and it is requested that should the comment process be concluded by September 18, 2008, that the Company have until Wednesday September 24, 2008, to file its amended Report.

Mr. Ryan Milne

All inquires regarding this matter may be directed to the undersigned at 856.234.0960 or to the undersigned’s cell phone at 609.332.1791.

Sincerely,

/s/John Thomas
John Thomas